



Samir Prakash Tendulkar 🔊 · 3rd

Chief Executive Officer at Khal.com Show the world your cooking skills

Jersey City, New Jersey, United States · Contact info

500+ connections

 Khal

 University of Mumbai

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Experience

 **Khal**
2 yrs 6 mos

Chief Executive Officer
Jul 2019 – Present · 2 yrs 5 mos

Chief Executive Officer
Full-time
Jul 2019 – Present · 2 yrs 5 mos
Jersey City, New Jersey, United States

Chief Executive Officer
Jun 2019 – Present · 2 yrs 6 mos
Greater New York City Area

CEO of a cooking website www.khal.com that lets users show the world their cooking skills

 **Python Django Full Stack Freelance Developer**
Freelance, self-employed
May 2017 – Jul 2019 · 2 yrs 3 mos
Jersey City Nj

Building Web-Apps, UI's, User Dashboards on Django which is a python framework. Full Stack Developer experienced in taking projects from concept to deployment.
Backend: Python. Django
Frontend: HTML, CSS, JavaScript, jQuery, JSON, AJAX   ...see more

 **Chief Executive Officer**
ST LLC · Full-time
Sep 2012 – May 2017 · 4 yrs 9 mos
Kearny NJ

E-commerce company specializing in Sales of Books, Movies, toys etc. through 3rd party selling platforms. We use a state of the art software to match prices of 250,000 items with amazon and adjust to their rate fluctuations and stock statuses

 **Web Designer, Document processor**
ICC world · Full-time
2008 – Sep 2012 · 4 yrs
New York, United States

Helped Design their e-commerce Websites, Process Import Export Documentation, Did SEO, SEM and PR for the company

 **Small Business Owner**
Daffodils Overseas · Full-time
2004 – 2008 · 4 yrs
Mumbai Area, India

● Fashion Import Export Company mainly designing handbags on Photoshop
● Used Yahoo Site builder to build the company site.
● Did SEO and SEM for the Website
● Managed social media marketing, influencer marketing and PR for the company ...see more

Show 2 more experiences ⌄

Education

 **University of Mumbai**
Bachelor's degree, Science
1999 – 2003

Volunteer experience

 **Chef**
St Peter the Apostle Catholic Church
Poverty Alleviation

Cooking for the Homeless Along with a lot of other volunteers



Distributor
Saint John The Baptist Church
Poverty Alleviation

Helping in distribution of food